

March 20, 2024

Gary M. Owens
Chief Executive Officer
Mesa Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, Colorado 80228

> **Re: Mesa Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **Filed May 30, 2023**
> **Response Dated March 15, 2024**
> **File No. 000-11740**

Dear Gary M. Owens:

We have reviewed your March 15, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

Form 8_K dated February 5, 2024

Exhibit 99.1

1.   We note your response to comment 4. Given the significance of "Other acquisition related costs" and "Other integration-related costs" to your non-GAAP measures, please tell us in your response and revise future filings to describe within a footnote the nature of the costs and explain how those adjustments meet the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures.

Please contact Christie Wong at 202-551-3684 or Kristin Lochhead at 202-551-3664 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services